FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October, 2010
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

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Item		Number
1.	Telefónica — Additional information on purchase of Portugal Telecom ´s stake in Brasilcel N.V.	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
General Secretary and
Secretary to the Board of Directors
TELEFÓNICA, S.A.
TELEFÓNICA, S.A. (“TELEFÓNICA”), as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores) hereby reports the following
SIGNIFICANT EVENT
Once materialized the purchase of Portugal Telecom’s 50% stake in Brasilcel N. V. on 27 September, and in line with its commitment to provide additional information on this transaction to the financial community, Telefónica announces that the integration of its wireline and wireless businesses in Brazil will generate total synergies with a net present value of at least 3,300 — 4,200 million euros.
This figure includes: i) operational synergies and synergies from the incorporation of Vivo under the Telefónica Group’s integrated management model, which will have a positive impact on revenue generation and result in cost and CapEx savings of at least 2,300 — 2,700 million euros, and ii) financial and tax synergies of between 1,000 and 1,500 million euros.
As previously announced, this acquisition will have a positive impact on Telefónica’s results, as well as in the cash flow generation from year one.
Note that under currently effective accounting standards regarding a business combination achieved in stages (IFRS 3 Revised), at the date of obtaining full control of Vivo Participaçoes, S.A., the previously held investment in Brasilcel, N.V. shall be remeasured at its fair value at the date of acquisition and any difference between said fair value and the corresponding carrying value before remeasurement shall be recorded as a profit or loss, as applicable, in the financial statements of the Telefónica Group. As a result, at the end of the third quarter of 2010 Telefónica will recognise a gain of approximately 3,500 million euros in its income statement.

This means the company is on track to meet its target of earnings per share of 2.10 euros in the current financial year.
In addition, Telefónica confirms that it will launch a tender offer over the voting shares of Vivo Participações, S.A., that are not held by Brasilcel and which will represent approximately 3.8% of Vivo’s equity, at the end of October. This operation is expected to be completed in February 2011.
Following this tender offer the Company will further combine the activities of Telesp and Vivo Participações.
Telefónica will apply its long track record in the integration of operations and capturing synergies to start capturing the expected savings from day one.
Madrid, October 1, 2010.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: October 1st , 2010	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors